SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
   RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13(d)-2(a)
                             (Amendment No.  )*

                        Fix-Corp International, Inc.
                              (Name of Issuer)

                        Common Stock, $.001 par value
                       (Title of Class of Securities)

                                 33831C-10-9
                               (CUSIP Number)

                                Neil T. Chau
                      Encore Capital Management, L.L.C.
                    12007 Sunrise Valley Drive, Suite 460
                              Reston, VA 20191
                          Tel. No.:  (703) 476-5898
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                July 24, 1998
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(g), or 13d-1(g), check the following box [ ]


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                             Page 1 of 15 Pages

 --------------------                                     ------------------
|CUSIP No. 33831C10-9|          SCHEDULE 13D             |Page 2 of 15 Pages|
 --------------------                                     ------------------

----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JNC Opportunity Fund Ltd.
----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                 (b)  [ ]
----------------------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC (See Item 3)
----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                             [ ]

----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
----------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    4,491,838 (See Item 5)
NUMBER OF      --------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            0
EACH           --------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH
                    4,491,838 (See Item 5)
               --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,491,838 (See Item 5)
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.98% (See Item 5)
----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
----------------------------------------------------------------------------

 --------------------                                     ------------------
|CUSIP No. 33831C10-9|          SCHEDULE 13D             |Page 3 of 15 Pages|
 --------------------                                     ------------------

----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JNC Strategic Fund Ltd.
----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                 (b)  [ ]
----------------------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC (See Item 3)
----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                             [ ]

----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
----------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,668,557 (See Item 5)
NUMBER OF      --------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            0
EACH           --------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH
                    1,668,557 (See Item 5)
               --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,668,557 (See Item 5)
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.25% (See Item 5)
----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
----------------------------------------------------------------------------

 --------------------                                     ------------------
|CUSIP No. 33831C10-9|          SCHEDULE 13D             |Page 4 of 15 Pages|
 --------------------                                     ------------------

----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Diversified Strategies Fund, L.P.
----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                 (b)  [ ]
----------------------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC (See Item 3)
----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                             [ ]

----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
----------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
NUMBER OF      --------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            554,774 (See Item 5)
EACH           --------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH
                    0
               --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    554,774 (See Item 5)
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     554,774 (See Item 5)
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [ ]

-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.81% (See Item 5)
----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
----------------------------------------------------------------------------

 --------------------                                     ------------------
|CUSIP No. 33831C10-9|          SCHEDULE 13D             |Page 5 of 15 Pages|
 --------------------                                     ------------------

----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Encore Capital Management, L.L.C.
----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                 (b)  [ ]
----------------------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO (See Item 3)
----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                             [ ]

----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
----------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
NUMBER OF      --------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            6,715,169 (See Item 5)
EACH           --------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH
                    0
               --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    6,715,169 (See Item 5)
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,715,169 (See Item 5)
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [ ]
     (See Item 5)
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.23% (See Item 5)
----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA
----------------------------------------------------------------------------

Item 1.  Security and Issuer.

     This Schedule 13D is filed in connection with the shares of common stock, par value $.001 per share (the "Shares") of Fix-Corp
     International, Inc., a Delaware corporation (the "Company"), with its principal executive offices at 3637 South Green Road, Suite 201, Beachwood, OH 44122.

     This Schedule 13D is filed to report that:

     (a) On October 24, 1997, JNC Opportunity Fund Ltd., a Cayman Islands corporation ("Opportunity"), and Diversified Strategies Fund, L.P, an Illinois limited partnership ("DSF"), entered into a Convertible Debenture Purchase Agreement (the "First Agreement") with the Company, pursuant to which (i) Opportunity purchased an aggregate principal amount of $4,000,000 of the Company's 6% Convertible Debentures, due October 24, 2000 (the "First Debentures"), which are convertible into Shares, and acquired a warrant to purchase up to 265,120 Shares (the "First Opportunity Warrant"), and (ii) DSF purchased an aggregate principal amount of $1,000,000 of First Debentures and acquired a warrant to purchase up to 66,280 Shares (the "First DSF Warrant"), each in accordance with the terms set forth in the First Agreement;

     (b) On November 25, 1997, Opportunity and DSF, entered into an Amended and Restated Convertible Debenture Purchase Agreement (the "Amended Agreement") with the Company, pursuant to which (i) Opportunity purchased an aggregate principal amount of $7,000,000 of the Company's 5% Convertible Debentures, due November 25, 2000, which are convertible into Shares (the "Second Debentures") in exchange for its First Debentures and an additional $3,000,000 and acquired an additional warrant to purchase up to 198,840 Shares (the "Second Opportunity Warrant"), and (ii) DSF exchanged its First Debentures for an aggregate principal amount of $1,000,000 of Second Debentures, each in accordance with the terms set forth in the Amended Agreement;

     (c) On January 22, 1998, Opportunity and DSF, entered into a Convertible Debenture Purchase Agreement (the "Second Agreement") with the Company, pursuant to which (i) Opportunity purchased an aggregate principal amount of $2,000,000 of the Company's 4% Convertible Debentures, due January 22, 2001, which are convertible into Shares (the "Third Debentures"), and acquired a warrant to purchase up to 158,730 Shares (the "Third Opportunity Warrant"), and (ii) DSF purchased an aggregate principal amount of $500,000 of Third Debentures and acquired a warrant to purchase up to 39,683 Shares (the "Second DSF Warrant"), each in accordance with the terms set forth in the Second Agreement;

     (d) On March 11, 1998, JNC Strategic Fund Ltd., a Cayman Islands corporation ("Strategic"), entered into a Convertible Debenture Purchase Agreement (the "Third Agreement") with the Company, pursuant to which Strategic purchased an aggregate principal amount of $1,500,000 of the Company's 4% Convertible Debentures, due March 11, 2001, which are convertible into Shares (the "Fourth Debentures"), and acquired

                             Page 6 of 15 pages
     a warrant (the "First Strategic Warrant") to purchase up to 126,268 Shares, in accordance with the terms set forth in the Fourth Agreement;

     (e) On April 8, 1998, Strategic entered into a Convertible Debenture Purchase Agreement (the "Fourth Agreement") with the Company, pursuant to which Strategic purchased an aggregate principal amount of $3,000,000 of the Company's 4% Convertible Debentures, due April 8, 2001, which are convertible into Shares (the "Fifth Debentures"), and acquired a warrant to purchase up to 192,542 Shares (the "Second Strategic Warrant"), in accordance with the terms set forth in the Fourth Agreement;

     (f) On June 25, 1998, Strategic entered into a Convertible Debenture Purchase Agreement (the "Fifth Agreement" and, together with the First Agreement, Amended Agreement, Second Agreement, Third Agreement and Fourth Agreement, the "Agreements") with the Company, pursuant to which Strategic purchased an aggregate principal amount of $3,000,000 of the Company's 4% Convertible Debentures, due June 25, 2001, which are convertible into Shares (the "Sixth Debentures" and, together with the First Debentures, the Second Debentures, Third Debentures, Fourth Debentures and Fifth Debentures, the "Debentures"), and acquired a warrant ("Third Strategic Warrant", and together with the First Opportunity Warrant, the Second Opportunity Warrant, the Third Opportunity Warrant, the First DSF Warrant, the Second DSF Warrant, the First Strategic Warrant and the Second Strategic Warrant, the "Warrants") to purchase up to 300,000 Shares, in accordance with the terms set forth in the Fifth Agreement; and

     (g) In March and June 1998, the Company issued an aggregate of 56,250 Shares to Opportunity (the "Opportunity Liquidated Damages Shares"), 8,750 Shares to DSF (the "DSF Liquidated Damages Shares") and 15,000 Shares to Strategic (the "Strategic Liquidated Damages Shares," together with the Opportunity Liquidated Damages Shares and the DSF Liquidated Damages Shares, the "Liquidated Damages Shares"), in lieu of payment of certain cash liquidated damages for the Company's failure to timely effect the registration of certain of the Shares referred to herein (See
     Section 6 hereto).

     This Schedule 13D summarizes the terms of the Agreements, including the terms relating to the conversion of the Debentures into Shares.

     The number of Shares reported in this Schedule 13D as beneficially owned by the Reporting Persons is based in part on an assumed conversion of the full principal amount of the Debentures on July 24, 1998. However, it should be noted that, because the number of Shares that are issuable upon conversion of Debentures is derived from a conversion formula set forth in the Debentures which is based in part upon the market price of the Shares prior to the conversion of Debentures, the actual number of Shares that will be issued upon a conversion of the Debentures (and therefore beneficially owned by the holder thereof) cannot be determined at this time and will depend on marked prices at time of conversion.


                             Page 7 of 15 pages

Item 2.  Identity and Background.

     (a) Opportunity and Strategic are Cayman Islands exempted companies. DSF is an Illinois limited partnership. Encore Capital Management, L.L.C. (the "Manager") is a Delaware limited liability company.
          The Manager, Opportunity, Strategic and DSF are collectively referred to in this Schedule 13D as the "Reporting Persons."


     (b)  The address for each of Opportunity and Strategic is:

               Olympia Capital (Cayman) Ltd.
               c/o Williams House, 20 Reid Street
               Hamilton HM11, Bermuda

          DSF's Address is:

               Diversified Strategies Fund, L.P.
               108 South Madison Avenue
               Louisville, Kentucky 40243

          The Manager's address is:

               12007 Sunrise Valley Drive, Suite 460
               Reston, VA 20191

          The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and each controlling person, if any, of the Reporting Persons, is set forth in Schedule A hereto. To the best knowledge of each Reporting Person, each person listed on Schedule A is a United States citizen and, during the last five years, no person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) The principal business of each of Opportunity and Strategic is investing in securities and other intangible investment instruments. It is the policy of Opportunity to invest primarily, but not solely, in unregistered securities of publicly owned United States issuers, and to obtain a commitment from such issuers to register the securities within the agreed upon time periods. It is the policy of Strategic to invest primarily, but not solely, in non-public companies who plan to register their securities under the

                             Page 8 of 15 pages

          Securities Act of 1933, as amended (the "Securities Act"), thereby becoming publicly traded companies, within approximately twenty-four (24) months from the time of Strategic's investment, and in unregistered securities of publicly owned United States issuers, and to obtain a commitment from such issuers to register the securities within agreed time periods. James Q. Chau, Neil T. Chau, Oskar Lewnowski and Thomas Davis are on the board of directors of each of Opportunity and Strategic.

          DSF is a private family investment fund whose principal business is investing in securities and other intangible investment instruments. The general partner of DSF is Neil P. Ramsey.

          The Manager is a registered investment adviser under the Investment Advisers Act of 1940 and acts as investment advisor to each of Opportunity, Strategic and DSF. James Q. Chau and Neil T. Chau are the principals of the Manager. The Manager and DSF are parties to an Investment Advisory Agreement, attached hereto as Exhibit 2 and incorporated herein by reference, pursuant to which, among other things, the Manager has the right to make certain investment decisions and exercise certain voting rights with respect to the Shares beneficially owned by DSF.

     (d) During the last five years, none of the persons listed in Item 2(a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (e)  Opportunity and Strategic are each a Cayman Islands exempted
          company.   DSF is an Illinois limited partnership.  The Manager  is
          a Delaware limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration.

     All funds utilized by the Reporting Persons to acquire the Shares pursuant to the Agreements were derived from investment capital of Opportunity, Strategic and DSF and were payable in immediately available funds.

Item 4.  Purpose of Transaction.

     The Reporting Persons acquired the Shares and intend to continue to evaluate the performance of such Shares as an investment in the ordinary course of business. In pursuing this investment objective, the Reporting Persons analyze the operations, capital structure and markets of the companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and

                             Page 9 of 15 pages
     market observers and with representatives of such companies (often at the invitation of management). Depending on such assessments, one or more of the Reporting Persons may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares after a conversion of some or all of the Debentures. Whether any of the Reporting Persons actually effects such sales will depend on its continuing evaluation of the diversity of its investment portfolio, as well as the price level and trading uncertainties of the Shares, available opportunities to dispose of the Shares, conditions in the securities markets and general economic and industry conditions. These sales may take place in the open market, through privately negotiated transactions with third parties, or through any other manner permitted by applicable law.

     The Reporting Persons have, as part of the Agreements, agreed with the Company not to convert Debentures or exercise Warrants to the extent such conversion or exercise would result in such Reporting Person beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 4.999% of the then issued and outstanding Shares, including Shares issuable upon conversion of the Debentures held by such Reporting Person; provided, that a Reporting Person may waive such restriction, as to itself, upon 75 days prior notice to the Company. Opportunity, Strategic and DSF have each provided the Company with notice of their respective waivers of the restrictions described above and are filing this Schedule 13D as a result thereof. Other than as a result of the waiver of such provision, the Reporting Persons are of the view that it would not be necessary to file this Schedule 13D for the purpose of reporting the Shares held by any reporting Person.

     None of the Reporting Persons, or any executive officer or control person thereof, has any current plans or proposals with respect to any of the items described in (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer

     (a)(b) Based on its ownership of the Opportunity Liquidated Damages Shares and an assumed conversion in full of the principal amount of the Debentures and exercise of the Warrants held by Opportunity on July 24, 1998, Opportunity would be deemed to be the beneficial owner of 4,491,838 Shares, which is equal to 12.98% of the Shares issued and outstanding. In addition to the Opportunity Liquidated Damages Shares, all of the Shares reported in this Schedule 13D as being beneficially owned by Opportunity are issuable upon assumed conversion and exercise (as applicable) of such Debentures and Warrants. Opportunity has sole voting and dispository power with respect to such Shares.

             Based on its ownership of the Strategic Liquidated Damages Shares and an assumed conversion in full of the principal amount of the Debentures and exercise of the Warrants held by Strategic on July 24,1998, Strategic would be deemed to be the beneficial owner of 1,668,557 Shares, which is equal to 5.25% of the Shares issued

                             Page 10 of 15 pages
             and outstanding. In addition to the Strategic Liquidated Damages Shares, all of the Shares reported in this Schedule 13D as being beneficially owned by Strategic are issuable upon assumed conversion and exercise (as applicable) of such Debentures and Warrants. Strategic has sole voting and dispository power with respect to such Shares.

             Based on its ownership of the DSF Liquidated Damages Shares and an assumed conversion in full of the principal amount of the Debentures and exercise of the Warrants held by DSF on July 24,1998, DSF would be deemed to be the beneficial owner of 554,774 Shares, which is equal to 1.81% of the Shares issued and outstanding. In addition to the DSF Liquidated Damages Shares, all of the Shares reported in this Schedule 13D as being beneficially owned by DSF are issuable upon conversion and exercise (as applicable) of such Debentures and Warrants. DSF shares voting and dispository powers with the Manager with respect to such Shares.

             The Manager has shared voting and dispository power with respect to the 6,715,169 Shares reported in this Schedule 13D as being owned beneficially by DSF. Therefore, the Manager may be deemed to be, for purposes of Rule 13d-3 of the Exchange Act, a beneficial owner of such Shares, representing 18.23% of the Shares issued and outstanding as of July 24,1998.

     (c) None of the Reporting Persons, or any of its executive officers, directors or control persons, has effected any transactions in the Shares during the past sixty days.

     (d)     Not applicable.

     (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

1. On October 24, 1997, Opportunity, DSF and the Company executed the First Agreement, which provides for Opportunity and DSF to acquire from the Company (i) an aggregate principal amount of $5,000,000 of the Company's Debentures, due October 24, 2000, which are convertible into Shares, and
     (ii) the First Opportunity Warrant and the First DSF Warrant entitling the Reporting Persons to acquire an aggregate of 331,400 Shares within three years from the date of issuance of the First Opportunity Warrant and the First DSF Warrant.

     In connection with the First Agreement, Opportunity, DSF and the Company entered into a Registration Rights Agreement, (the "First Registration rights Agreement"), pursuant to which the Company agreed to register under the Securities Act, the Shares issuable under the First Debentures and the First Warrants on the fifth day following the day the Commission has approved the Company's Registration Statement on Form 10-SB filed with the

                             Page 11 of 15 pages

     Commission and to use its best efforts to have the registration statement declared effective within 105 days of the date of closing on the First Agreement.

2. On November 25, 1997, Opportunity, DSF and the Company executed the Amended Agreement, pursuant to which (i) Opportunity purchased an aggregate principal amount of $7,000,000 of the Second Debentures, in exchange for its First Debentures and $3,000,000, and acquired the Second Opportunity Warrant, to purchase up to 198,840 Shares, and (ii) DSF exchanged its First Debentures for an aggregate principal amount of $1,000,000 of the Second Debentures.

     In connection with the Amended Agreement, Opportunity, DSF and the Company entered into an Amended and Restated Registration Rights Agreement, (the "Second Registration Rights Agreement"), pursuant to which the Company agreed to register under the Securities Act the Shares issuable under the Second Debentures, the First Opportunity Warrant, the Second Opportunity Warrant and the First DSF Warrant on the fifth day following the day the Commission has approved the Company's Registration Statement on Form 10-SB filed with the Commission and to use its best efforts to have the registration statement declared effective within 105 days of the date of closing on the Amended Agreement.

3. On January 22, 1998, Opportunity, DSF and the Company executed the Second Agreement, which provides for Opportunity and DSF to acquire from the Company (i) an aggregate principal amount of $2,500,000 of the Company's Debentures, due January 22, 2001, which are convertible into Shares, and (ii) the Third Opportunity Warrant and the Second DSF Warrant entitling Opportunity and DSF to acquire an aggregate of 198,413 Shares within three years from the date of issuance of the Third Opportunity Warrant and the Second DSF Warrant.

     In connection with the Second Agreement, Opportunity, DSF and the Company entered into a Registration Rights Agreement, (the "Third Registration Rights Agreement"), pursuant to which the Company agreed to register under the Securities Act the Shares issuable under the Third Debentures, the Third Opportunity Warrant and the Second DSF Warrant within 20 days of the date of closing on the Second Agreement (the "Second Agreement Closing Date") and to use its best efforts to have the registration statement declared effective within 50 days of the Second Agreement Closing Date.

4. On March 11, 1998, Strategic and the Company executed the Third Agreement, which provides for Strategic to acquire from the Company (i) an aggregate principal amount of $1,500,000 of the Company's Debentures, due March 11, 2001, which are convertible into Shares, and (ii) the First Strategic Warrant entitling Strategic to acquire an aggregate of 126,268 Shares within three years from the date of issuance of the First Strategic Warrant.

     In connection with the Third Agreement, Strategic and the Company entered into a Registration Rights Agreement, (the "Fourth Registration Rights Agreement"), pursuant to which the Company agreed to register under the Securities Act the Shares issuable under

                             Page 12 of 15 pages
     the Fourth Debentures, the First Strategic Warrant within 20 days of the date of closing on the Third Agreement (the "Third Agreement Closing Date") and to use its best efforts to have the registration statement declared effective within 50 days of the Third Agreement Closing Date.

5. On April 8, 1998, Strategic and the Company executed the Fourth Agreement, which provides for Strategic to acquire from the Company (i) an aggregate principal amount of $3,000,000 of the Company's Debentures, due April 8, 2001, which are convertible into Shares, and (ii) the Second Strategic Warrant entitling Strategic to acquire an aggregate of 192,942 Shares within three years from the date of issuance of the Second Strategic Warrant.

     In connection with the Fourth Agreement, Strategic and the Company entered into a Registration Rights Agreement, (the "Fifth Registration Rights Agreement"), pursuant to which the Company agreed to register under the Securities Act the Shares issuable under the Fifth Debentures and the Second Strategic Warrant within 20 days of the date of closing on the Fourth Agreement (the "Fourth Agreement Closing Date") and to use its best efforts to have the registration statement declared effective within 50 days of the Fourth Agreement Closing Date.

6. On June 25, 1998, Opportunity and the Company executed the Fifth Agreement, and incorporated herein by reference, which provides for Opportunity to acquire from the Company (i) an aggregate principal amount of $3,000,000 of the Company's Debentures, due June 25, 2001, which are convertible into Shares, and (ii) the Third Opportunity Warrant entitling Opportunity to acquire an aggregate of 300,000 Shares within three years from the date of issuance of the Third Opportunity Warrant.

     In connection with the Fifth Agreement, Opportunity and the Company entered into a Registration Rights Agreement, incorporated herein by reference (the "Sixth Registration Rights Agreement"), pursuant to which the Company agreed to register under the Securities Act certain Liquidated Damages Shares, the Shares issuable under the Sixth Debentures and the Third Opportunity Warrant within 20 days of the date of closing on the Fifth Agreement (the "Fifth Agreement Closing Date") and to use its best efforts to have the registration statement declared effective within 50 days of the Fifth Agreement Closing Date.

Item 7.  Material to be Filed as Exhibits

         1.    Joint Filing Agreement(4)
         2.    Investment Advisory Agreement(4)
         3.    The First Agreement(1)
         4.    The First Registration Rights Agreement(2)
         5.    The Amended Agreement(2)
         6.    The Second Registration Rights Agreement(2)
         7.    The Second Agreement(1)
         8.    The Third Registration Rights Agreement(1)


                             Page 13 of 15 pages

         9.    The Third Agreement(3)
         10.   The Fourth Registration Rights Agreement(3)
         11.   The Fourth Agreement(3)
         12.   The Fifth Registration Rights Agreement(3)
         13.   The Fifth Agreement(1)
         14.   The Sixth Registration Rights Agreement(1)
         15.   Form of First Debenture(2)
         16.   Form of Second Debenture(2)
         17.   Form of Third Debenture(1)
         18.   Form of Fourth Debenture(3)
         19.   Form of Fifth Debenture(3)
         20.   Form of Sixth Debenture(1)
         21.   Form of Warrant(1)

(1) Filed with the Registration Statement on Form 10-SB, as amended on Form 10-SB/A by the Company on November 17, 1997, on December 22, 1997, on March 2, 1998, and on July 15, 1998, each with SEC File No. 000-23369, and effective by lapse of time on January 12, 1998.

(2) Filed with the Registration Statement on Form SB-2 filed by the Company on January 20, 1998, SEC File No. 333-44551.

(3) Filed with the Annual Report on Form 10-KSB filed by the Company on June 2, 1998, SEC File No. 333-23369.

(4)  Filed herewith.


                             Page 14 of 15 pages

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 1998

JNC OPPORTUNITY FUND LTD.



By:/s/ Neil T. Chau
   ----------------------------
      Name: Neil T. Chau
      Title:   Director

JNC STRATEGIC FUND LTD.



By: /s/ Neil T. Chau
   ----------------------------
      Name: Neil T. Chau
      Title:   Director

DIVERSIFIED STRATEGIES FUND, L.P.



By: /s/ Neil P. Ramsey
   ----------------------------
      Name: Neil P. Ramsey
      Title:   President, Ramsey Financial, Inc., General Partner

ENCORE CAPITAL MANAGEMENT, L.L.C.



By: /s/ Neil T. Chau
   ----------------------------
      Name: Neil T. Chau
      Title:   Director


                             Page 15 of 15 pages

SCHEDULE A

EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS
Name
Present Principal Occupation/Employment
Residence or Business Address

James Q.  Chau
Director - Opportunity and Strategic
Managing Member and President - Manager
Manager

Neil T. Chau
Director - Opportunity and Strategic
Managing Member and Chief Investment Officer - Manager
Manager

Oskar Lewnowski
Director - Opportunity and Strategic
Opportunity

Thomas Davis
Director - Opportunity and Strategic
Opportunity